U.S. WIRELESS ONLINE, INC.

CERTIFICATE OF DESIGNATION

OF

CLASS B PREFERRED STOCK

Nevada Revised Statutes Section 78.1955

The undersigned, being the President and the Secretary of U.S. Wireless Online, Inc., a Nevada corporation (the “Corporation”), certify that the Board of Directors of the Corporation, pursuant to the authority granted in Article IV of the Corporation’s Articles of Incorporation, as amended, has adopted a resolution establishing a series consisting of 5,010,000 par value $0.001 of the Corporation’s authorized preferred stock designated as Class B Preferred Stock (the “Class B Preferred Stock”) and has prescribed the following voting powers, designations, preferences, limitations, restrictions and relative rights of the Class B Preferred Stock:

A.

Liquidation rights.  The holders of the Class B Preferred Stock shall have liquidation rights as follows (the “Liquidation Rights”):

1.

In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Class B Preferred Stock are entitled to receive, out of legally available assets, an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of Common Stock or any series or class of the Company’s stock hereafter issued that ranks junior as to liquidation rights to the Class B Preferred Stock.  But the holders of Class B Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preferences of any series or class of the Company’s stock hereafter issued that ranks senior as to liquidation rights to the Class B Preferred Stock (“senior liquidation stock”) has been paid in full.  The holders of Class B Preferred Stock and all other series or classes of the Company’s stock hereafter issued that rank on a parity as to liquidation rights with the Class B Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation preference of the senior liquidation stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon.  After payment in full of the liquidation preference of the shares of Class B Preferred Stock, the holders of such shares shall participate pro rata with the holder of Common Stock in any distribution of assets by the Company.

2.

For the purposes of this Section A, a liquidation event shall mean the ceasing of operations for the Company and any corresponding sale or transfer of assets for the benefit of creditors and shareholders.  Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company’s assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

B.

Anti-Dilution Provision.  The holders of the Class B Preferred Stock shall have anti-dilution rights as follows (the “Anti-Dilution Rights”):

1.

The Company agrees to assure that the holders of the Class B Preferred Stock shall have and maintain at all times, weighted average anti-dilution protection rights as to the total number of issued and outstanding shares of common stock and preferred stock of the Company from time to time, at the rate of 50.1%, calculated on a fully-diluted basis.  In the event that the Company issues any shares of common stock, preferred stock or any security convertible into or exchangeable for common stock or preferred stock to any person or entity, the Company agrees to undertake all necessary measures as may be necessary or expedient to accommodate its performance under this Class B Preferred Stock Designation, including, without limitation, the amendment of its articles of incorporation to the extent necessary to provide for a sufficient number of shares of authorized common stock or preferred stock to be issued to Class B Preferred Stock holders so as to maintain in Class B Preferred Stock holders, a 50.1% interest in the common stock and preferred stock of the Company, calculated on a fully-diluted basis..

C.

Optional Conversion.  The holders of the Class B Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

1.

Right to Convert.  Following two years of issuance, each holder of Class B Preferred Stock of the Corporation shall be entitled to convert the shares of Class B Preferred Stock held by such holder, at such holder’s option, at any time into that number of validly issued fully-paid and non-assessable shares of the Corporation’s Common Stock determined as follows:  Each share of Class B Preferred Stock so surrendered for conversion shall be converted based on each Class B Preferred Share equaling .00001% of the total issued and outstanding Common shares of the Company.  Notwithstanding the foregoing, in the event of a consolidation, merger or other business combination of the Company with or into another corporation or other entity or a sale or transfer of all or part of the Company’s assets for cash, securities or other property, each holder of Class B Preferred Stock shall be entitled to convert the shares of Class B Preferred Stock held by such holder, at such holder’s option, into that number of fully-paid and non-assessable shares of the Corporation’s Common Stock determined as follows:  Each share of Class B Preferred Stock so surrendered for conversion shall be converted based on each Class B Preferred Share equaling .00001% of the total issued and outstanding shares of common stock of the Company, on a fully-diluted basis.

2.

Mechanics of Conversion.  In order to convert Class B Preferred Stock into full shares of Common Stock, the holder shall surrender the certificate or certificates therefore, duly endorsed, in blank or accompanied by proper instruments of transfer (or, in the event a certificate has been lost, stolen, or destroyed, an affidavit as to that fact), by either overnight courier or 2-day courier, or in person to the office of the Corporation or of any transfer agent for its Common Stock, and shall give concurrent written notice to the Corporation at such office that he elects to convert the same, the number of  shares of Class B Preferred Stock to be converted and the notice sent to the Corporation’s principal offices via facsimile; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Class B Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to evidence such loss and to indemnify the Corporation from any loss incurred by it in connection with such certificates.

The Corporation shall deliver as soon as reasonably practicable after delivery to the Corporation of such certificates, or after such agreement and indemnification, to such holder of Class B Preferred Stock at the address of the holder on the stock books of the Corporation, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid.  The date on which notice of conversion is given (the “Conversion Date”) shall be deemed to be the date set forth in such notice of conversion provided that delivery and advance facsimile notice is made as provided above and that the original shares of Class B Preferred Stock to be converted are received by the transfer agent or the Corporation within ten (10) business days thereafter, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.  If the original shares of Class B Preferred Stock to be converted are not received by the transfer agent or the Corporation within ten (10) business days after the Conversion Date, the notice of conversion shall be deemed null and void.

3.

No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon the conversion of shares of Class B Preferred Stock.  Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of Class B Preferred Stock, the Corporation shall pay to the holder of the shares of Class B Preferred Stock which were converted a cash adjustment in respect of the fractional shares in an amount equal to the same fraction of the fair market value price per share of the Common Stock (as determined in a reasonable manner prescribed by the Board of Directors) at the close of business on the Conversion Date.  The determination as to whether or not any fractional shares are issuable shall be based upon the total number of shares of Class B Preferred Stock being converted at any one time by any one holder thereof, not upon each share of Class B Preferred Stock being converted.

D.

Corporate Change.  The Conversion Rate shall be appropriately adjusted to reflect, as deemed equitable and appropriate by the Board of Directors of the Corporation, any stock dividend, stock split or share combination of the Common Stock or any distribution of a material portion of the Corporation’s assets to the holders of Common Stock. Such decisions by the Board of Directors shall be by simple majority vote.

E.

Mandatory Conversion.  Subject to the Corporation’s duty to reserve and keep available out of its authorized but unissued shares of Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class B Preferred Stock, after two years of issuance, the Corporation shall convert this Class B Preferred Stock based on each Class B Preferred Share equaling .00001% of the total issued and outstanding Common shares of the Company.  In the event of a merger, reorganization, recapitalization or similar event of or with respect to the Corporation (other than a Corporate Change in which the Corporation is the surviving entity), this Class B Preferred Stock shall be converted based on each Class B Preferred Share equaling .00001% of the total issued and outstanding shares of common stock of the Company, on a fully-diluted basis, and as may be adjusted pursuant to Section C, above.

F.

Dividends.  The Holders of the Class B Preferred Stock shall not be entitled to any dividends but shall entitled to participate on an “as converted” basis with the common shareholders if a dividend is declared for the common stock.

G.

Voting Rights.  In addition to the matters specifically set forth herein or as otherwise set forth by law in which the holders of Class B Preferred Stock vote separately as a class, the Holders of the Class B Preferred Stock shall have voting rights based on each Class B Preferred Share equaling .00001% of the total issued and outstanding shares of common stock of the Company, on a fully-diluted basis and shall be entitled to vote on any and all matters brought to a vote of shareholders of Common Stock.  Holders of Class B Preferred Stock shall be entitled to notice of all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Corporation’s Bylaws and applicable statutes.  In the event that such votes do not total at 50.1% of all votes, then regardless of the provisions of this paragraph, in any such case, the votes cast by Series B Preferred Stock shall be equal to 50.1% of all votes cast at any meeting of shareholders, or any issue put to the shareholders for voting.

H.

Protective Provisions.  So long as shares of Class B Preferred Stock are outstanding, the Corporation shall not without first obtaining the approval (by voting or written consent, as provided by Nevada law) of the holders of at least a majority of the then outstanding shares of Class B Preferred Stock:

1.

alter or change the rights, preferences or privileges of the shares of Class B Preferred Stock so as to affect adversely the Class B Preferred Stock;

2.

do any act or thing not authorized or contemplated by this Designation which would result in taxation of the holders of shares of the Class B Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended).

3.

create or issue a class of stock with rights, preferences or privileges superior to the rights, preferences and privileges of the Class B Preferred Stock.

I.

Status of Converted Stock. Upon the conversion of the Class B Preferred Stock the shares so converted shall be cancelled, shall return to the status of authorized but unissued preferred stock of no designated class or series, and shall not be issuable by the Corporation as Class B Preferred Stock.

J.

Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class B Preferred Stock, in addition to such other remedies as shall be available to the holder of the Class B Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these provisions.

K.

Transfer Restrictions.  The Class B Preferred Stock may not be transferred unless  (i) such shares are sold pursuant to an effective registration statement under the Act or (ii) the Corporation or its transfer agent shall have been furnished with an opinion of  counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that the shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration.

L.

Preference Rights.  Nothing contained herein shall be construed to prevent the Board of Directors of the Corporation from issuing one or more series of preferred stock with such preferences as may be determined by the Board of Directors, in its discretion, subject to Sections G and H.

M.

Amendments.   Subject to Paragraph G above, this Certificate of Designation of Class B Preferred Stock of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Class B Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Class B Preferred Stock voting together as a single class.

DATED this _______ day of_________, 2006.

______________________________

Rick Hughes, President and Secretary

State of

)

:ss.

County of

)

On the ______ day of___________, 2006 personally appeared before me, a notary public (or judge or other authorized person, as the case may be), duly commissioned and sworn, Rick Hughes, President and Secretary of U.S. Wireless Online, Inc., personally known or proven to me on the basis of satisfactory evidence to be the person whose name is subscribed to the foregoing instrument and who acknowledged that they executed the instrument.

IN WITNESS WHEREOF,  I have executed this notary and affixed my official seal.

NOTARY SEAL

___________________________________

NOTARY PUBLIC

My Commission Expires:_______________